SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders pursuant to a board resolution adopted on November 9, 2012, and seeks the attendance of its shareholders:

1.	Date / Time: December 17, 2012 / 10:00 a.m. (Seoul Time)

2.	Location: 167 Samseong-dong, Gangnam-gu, Seoul 135-791

      Korea Electric Power Corporation

3.	Meeting agendum: Election of Chief Executive Officer

4.	Details of information:

•	Details regarding the nominee(s) will be provided in a future filing on Form 6-K once they are finalized.

To determine the list of voting shareholders in the upcoming meeting, KEPCO will close its shareholders’ registry from November 27, 2012 to November 30, 2012. The shareholders who are registered in the KEPCO’s shareholders’ registry as of November 26, 2012 will be entitled to exercise their voting rights at the extraordinary general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: November 9, 2012